

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Varandeep Grewal
Chief Executive Officer
Source Agriculture Corp.
3064 Silver Sage Drive, Suite 150
Carson City, NV 89701

> **Re: Source Agriculture Corp.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 7, 2024**
> **File No. 024-12411**

Dear Varandeep Grewal:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No.1 to Offering Statement on Form 1-A filed May 7, 2024

General

1. Your disclosure indicates that the company has engaged Financial Star as a marketing company for the potential offering. Please note that solicitation is an indicia of brokerage activity. Please provide a detailed analysis of what activities Financial Star intends to engage in and why such activities would not require it to register as a broker-dealer. Further, we note that your disclosure states that Financial Star created the website at no charge to the company. However, The Financial Star website states "Financial Star News Inc has been paid $50,000 USD to market Source AG's Reg A." Please clarify whether Financial Star receives any compensation in connection with its services to the company.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Geoghegan